UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check one): __  Form 10-KSB __ Form 20-F X Form 10-QSB __ Form N-SAR
                                          --
For period ended: December 31, 1999

            [ ]  Transition Report on Form 10-K and Form 10-KSB
            [ ]  Transition Report on Form 20-F
            [ ]  Transition Report on Form 11-K
            [ ]  Transition Report on Form 10-Q and Form 10-QSB
            [ ]  Transition Report on Form N-SAR
            For the transition period ended

SEC File Number 0-23153

CUSIP Number -

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification  relates to a portion of the filing checked above,  identify
the          item(s)          to         which         the          notification
relates:_________________________________________

                          PART I-REGISTRANT INFORMATION

VOLU-SOL, INC.
--------------------------------------
Full Name of Registrant

5099 West 2100 South
Salt Lake City, Utah 84120
(801) 974-9474
--------------------------------------
Address and telephone number of
principal executive office

                       PART II-RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

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[X]   (b)         The subject annual report, semi-annual report,
                  transition report on Forms 10-K, 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]   (c)         The accountant's statement or other exhibit required by
                  Rule 12b-25(c) has been attached if applicable.


                               PART III-NARRATIVE

      State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F 10-Q, 10-QSB, N-SAR or the transition report portion thereof, could not be filed within the prescribed time period.

      The quarterly report could not be filed because of delays encountered in finalizing the financial and other information needed to complete the report.

                            PART IV-OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

W. Wilford Kirton III, CEO       (801)            974-9474
       (Name)                 (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s)) been filed? If the answer is no, identify report(s).
      X  Yes    __ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

      __ Yes       X  No

            If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




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                            VOLU-SOL, INC.
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date   February 14, 2000            By:  /s/ Michael G. Acton
                                    ---------------------------------
                                    Michael G. Acton, Chief Financial
                                    Officer